EXHIBIT (e)(21)

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made as of July 11, 2016 (the “Effective Date”), between Patheon Pharmaceutical Services Inc. (the “Company”) and Craig Schneier (the “Executive”).

A.          The Company is a subsidiary of Patheon Holdings Cooperatief U.A., whose name is expected to change to Patheon N.V. (“Patheon”).  Patheon is the corporate parent of a group of businesses, including DPx Holdings B.V. and the subsidiaries thereunder, engaged in the provision of commercial manufacturing and development services (pharmaceuticals and fine chemicals) and related services.  As used herein, “Patheon Group” means Patheon and any entity controlled directly or indirectly by Patheon or its successor in interest.

B.          The Company wishes to employ the Executive, and the Executive wishes to be employed by the Company, pursuant to the terms and subject to the conditions set forth in this Agreement, in the position described herein.

C.          The Company and the Executive wish to enter into this Agreement setting forth the rights and obligations of each of them with respect to the employment of the Executive.

D.          Notwithstanding any provisions related to termination of employment or this Agreement, employment is “at will”, meaning that either the Company or the Executive can terminate the employment relationship or this Agreement at any time subject only to contractual payments agreed to herein as may be applicable.

E.          The Company and the Executive agree that the terms, provisions and mutual covenants of this Agreement suffice as adequate consideration for their mutual promises made in this Agreement.

NOW, THEREFORE, the parties agree as follows:

ARTICLE 1
DEFINITIONS

Definitions.  In this Agreement, including Schedule A hereto, unless the context otherwise requires, the following terms shall have the following meanings, respectively:

(a)
“Board of Directors” means, prior to any IPO, the Board of Directors of JLL/Delta Patheon Holdings, L.P (the “Partnership”) and upon and after any IPO, the Board of Directors of the issuer of the publicly traded equity securities resulting from such IPO.

(b)
“Cause” means the determination, in good faith, by the Company, after notice to the Executive that one or more of the following events has occurred:  (i) the Executive has failed to perform his material duties, and, if curable, such failure has not been cured after a period of thirty (30) days’ notice from the Company; (ii) any intentional or negligent act by the Executive having the potential or actual effect of injuring the interests, business, or reputation of any member of the Patheon Group in any material respect; (iii) the Executive’s commission of any felony (including entry of a nolo contendere or other plea not contesting charges); (iv) any misappropriation or embezzlement of the property of any member of the Patheon Group; (v) a material breach of any provision of this Agreement by the Executive, which breach, if curable, remains uncured for a period of thirty (30) days after receipt by the Executive of notice from the Company of such breach; or (vi) a material breach of Company Policy by the Executive, including but not limited to violation of policies and procedures regarding Patheon Group information as described in Schedule A hereto, which breach, if curable, remains uncured for a period of thirty (30) days after receipt by the Executive of notice from the Company of such breach.

(c)	“Change in Control” means, prior to any IPO, the occurrence of any of the following events:

(i)
the sale of all or substantially all of the assets of the Partnership to any Person (or group of Persons acting in concert), other than to (A) the Initial Investors or their respective Affiliates or (B) any employee benefit plan (or trust forming a part thereof) maintained by the Partnership or another Person of which a majority of its voting power or other Equity Securities is owned, directly or indirectly, by the Partnership; or

(ii)
a merger, consolidation, recapitalization or other reorganization by the Partnership, or a sale or disposition by the Partners to any Person (or group of Persons acting in concert) of Equity Securities or voting power, in each case, that results in any Person (or group of Persons acting in concert) (other than (A) the Initial Investors or their respective Affiliates or (B) any employee benefit plan (or trust forming a part thereof) maintained by the Partnership or another Person of which a majority of its voting power or other Equity Securities is owned, directly or indirectly, by the Partnership) owning more than 50% of the outstanding Equity Securities or voting power of the Partnership (or any resulting company after a merger, consolidation or other reorganization).

The terms used but not defined in this Section 1(c) have the meanings set forth in the Fourth Amended and Restated Agreement of Exempted Limited Partnership of JLL/Delta Patheon Holdings, L.P., as amended (as the same may be amended, modified or restated from time to time, the “Partnership Agreement”).

Upon and after an IPO, “Change in Control” shall have the meaning ascribed to such term in the omnibus equity incentive plan and any successor thereto adopted by the Company or any of its affiliates in connection with or following the IPO.

(d)	“Code” means the Internal Revenue Code of 1986, as amended.

(e)	“Compensation Committee” shall mean the Compensation Committee and Human Resources Committee of the Board of Directors.

(f)
“Disability” means the Executive’s inability to substantially fulfill his duties on behalf of the Company such that he or she has been approved for long-term disability benefits pursuant to the Company’s long-term disability plan interpreted in a manner consistent with Section 1.409A-3(i)(4) of the Treasury Regulations.

(g)	“Excluded Termination” means a termination of the Employee’s employment with the Company:

(i)	by the Company or any successor company for Cause;

(ii)	by the Executive other than for Good Reason; or

(iii)	as a result of the Disability, death or retirement of the Executive.

(h)
“Good Reason” means the occurrence of any of the following events without the consent of the Executive: (i) a material reduction of the Executive’s duties or responsibilities or the assignment to the Executive of duties or responsibilities materially inconsistent with the Executive's position or (ii) a material breach by the Company of this Agreement, which breach remains uncured for a period of thirty (30) days after receipt by the Company of written notice from Executive.  A termination of the Executive's employment by Executive shall not be deemed to be for Good Reason unless (i) the Executive gives notice to the Company of the existence of the event or condition constituting Good Reason within thirty (30) days after such event or condition initially occurs or exists, (ii) the Company fails to cure such event or condition within thirty (30) days after receiving such notice, and (iii) the Executive's “separation from service” within the meaning of Section 409A of the Code occurs not later than ninety (90) days after such event or condition initially occurs or exists.

(i)	“IPO” shall have the meaning ascribed to such term in the Partnership Agreement.

ARTICLE 2
EFFECTIVE DATE; TERMS OF EMPLOYMENT

2.1	Term

The Company hereby agrees to employ the Executive, and the Executive hereby agrees to be employed by the Company pursuant to the terms and subject to the conditions of this Agreement (including, without limitation, Article 6 and Schedule A), commencing on the Effective Date. The Executive’s employment with the Company will be “at will,” meaning that either the Executive or the Company will be entitled to terminate the Executive’s employment at any time and for any reason, with or without Cause. Any contrary representations which may have been made to the Executive are superseded by this Agreement. This is the full and complete agreement between the Executive and the Company on this term. Although the Executive’s job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of the Executive’s employment may only be changed in an express written agreement signed by the Executive and a duly authorized officer of the Company.

2.2	Position and Duties

The Executive shall be employed by the Company and shall serve as Executive Vice President and Chief Talent Officer, with such authority, duties and responsibilities as are commensurate with such position, reporting to the Chief Executive Officer.

In addition, the Executive will be a member of the Patheon Group’s Executive Committee and will be an officer of Patheon and of any member company of the Patheon Group, as may be requested.

The location of the Executive’s employment will be the Framingham offices of the Company, located at 111 Speen Street, Suite 550 Framingham, MA  01701, or such other location where the principal executive offices may be relocated from time to time by the Company.

2.3	Standards of Performance and Time Commitments

The Executive will, at all times, faithfully, industriously, and to the best of his ability, experience and talents, perform all of the duties required of and from him or her pursuant to the terms of this Agreement.  During the Executive’s employment, the Executive shall devote substantially all of his working time and attention to his duties with the Patheon Group, shall have and comply with a duty of loyalty to the Company and the Patheon Group, and shall render no material business services to any other person or company; provided, however, it shall not be a violation of this Agreement for the Executive, subject to the requirements of Article 6, to spend reasonable amounts of time to manage his personal, financial and legal affairs and to fulfill his responsibilities for teaching as in effect as of the date hereof.

ARTICLE 3
COMPENSATION AND BENEFITS

3.1	Base Salary

The Company shall pay the Executive an annualized base salary ("Annual Base Salary") of U.S. $420,000, payable pursuant to the Company’s regular payroll practices for its executives in effect at the time, subject to applicable withholdings and deductions.  The Annual Base Salary shall be reviewed by the Chief Executive Officer and the Compensation Committee, for increase only, at such time as the salaries of other senior executives of the Company are reviewed generally.

3.2	Executive Short-Term Incentive Award

The Executive shall be eligible to participate in an annual performance incentive plan under terms and conditions no less favorable than those applicable to other senior executives of the Company; provided that the Executive's target short-term incentive shall not be less than fifty percent (50%) of his Annual Base Salary or such other higher percentage as may be applicable to other senior executives who are substantially similarly situated.  For purposes of this Section 3.2, Annual Base Salary shall mean the Executive’s eligible earnings as provided in the applicable short-term incentive plan, provided, however, that any short-term incentive for fiscal 2016 shall be pro-rated from the Effective Date.  The Executive's payment under the annual performance incentive plan shall be based on meeting predetermined personal objectives as assessed by the Chief Executive Officer in his sole discretion, and the Company’s financial performance as assessed by the Chief Financial Officer and the Compensation Committee.  The personal objectives will normally be set by the Chief Executive Officer. The annual performance incentive payment, if any, will be paid to the Executive by the Company in the same manner and payment period generally applicable under the annual performance incentive plan and state law, but in no event later than two and a half months after the later of (i) the end of the applicable performance period, or (ii) the end of the calendar year in which the performance period ends. Nothing contained in this Section 3.2 will guarantee the Executive any specific amount of incentive compensation, or prevent the Chief Executive Officer or Compensation Committee from establishing or modifying performance goals and compensation targets applicable only to the Executive.  The decision as to whether to have a short-term incentive plan or to fund such a plan, as well as the decision as to whether Executive shall receive a short-term incentive payment is at the Company’s sole discretion.

3.3	Equity Incentive Plan

Executive will be eligible to participate in the equity incentive plan to be established by Patheon in connection with the IPO and will receive a grant on the following terms and conditions, as soon as reasonably practicable after the completion of the IPO:

(a)
Such grant shall have a value equal to $5.33 million in the event Patheon’s equity investors achieve a 6x return on equity, based on their initial investment on March 12, 2014 of $980 million.  The grant shall be comprised of 50% stock options (the “Options”) and 50% restricted stock units (the “RSUs”).

(b)	The RSUs and Options shall vest in equal installments on the first, second and third anniversaries of the Effective Date and shall have a ten year term.

(c)	The grant shall be on such other terms and conditions as set forth in the equity incentive plan and related award agreements, as approved by the Compensation Committee.

In addition, beginning in fiscal 2018, Executive shall be eligible for an annual incentive award in an amount consistent with awards granted to substantially similarly situated senior executives, as equitably adjusted to reflect the Executive part-time or full-time status, as the case may be, as of the date of such grants.

3.4	Employee Benefits

The Executive will be entitled to participate in all employee healthcare and welfare benefits programs of the Company, in accordance with the then applicable terms, conditions and eligibility requirements of such programs that are offered from time to time to U.S. resident-based employees at the Executive’s level, including medical, dental, life insurance, 401(k) retirement plans and other health benefit programs.

In addition, the Executive will be entitled to four (4) weeks of vacation time, subject to the Company’s vacation policy, as may be in effect from time to time and the Company shall reimburse the Executive for the cost of a one bedroom apartment located near the Company’s offices.

3.5	Reimbursement of Business Expenses

The Executive shall be reimbursed for all reasonable travel and other out-of-pocket expenses actually and properly incurred by the Executive during the Executive’s employment in connection with carrying out his duties hereunder in accordance with the Company's policies, as may be in effect from time to time.

3.6	Sarbanes-Oxley Act Loan Prohibition

To the extent that any Company or Patheon Group benefit, program, practice, arrangement or this Agreement would or might otherwise result in the Executive’s receipt of an illegal loan (the “Loan”), the Company shall use commercially reasonable efforts to provide the Executive with a substitute for the Loan that is lawful and of at least equal value to the Executive. If this cannot be done, or if doing so would be significantly more expensive to the Company than making the Loan, the Company need not make the Loan to the Executive or provide any substitute for it.

3.7	Clawback Policy

The Executive agrees that the compensation and benefits provided by the Company under this Agreement or otherwise is subject to recoupment or clawback under any applicable clawback or recoupment policy that is generally applicable to the Company's executives, as may be in effect from time to time, or as required by law.

ARTICLE 4
TERMINATION OF EMPLOYMENT

4.1	Death or Disability

(a)	The Executive's employment shall be immediately terminated without notice by the Company upon the death of the Executive.

(b)
If the Company determines that the Disability of the Executive has occurred during the Executive’s employment, it shall give to the Executive written notice in accordance with Section 7.4 of this Agreement of its intention to terminate the Executive's employment.  In such event, the Executive's employment shall terminate effective on the thirtieth (30th) day after receipt of such notice by the Executive.

4.2	Cause

The Executive's employment with the Company may be terminated with or without Cause.

4.3	Good Reason

The Executive's employment with the Company may be terminated by the Executive with or without Good Reason.

4.4	Notice of Termination

Any termination by the Company for Cause, or by the Executive for Good Reason, shall be communicated by Notice of Termination to the other party in accordance with Section 7.4.  For purposes of this Agreement, a "Notice of Termination" means a written notice which (a) indicates the specific termination provision in this Agreement relied upon, (b) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated and (c) if the Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the termination date (which date shall be not more than 30 days after the giving of such notice).  The failure by the Company or the Executive to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Cause or Good Reason shall not waive any right of the Company or the Executive, respectively, hereunder or preclude the Company or the Executive, respectively, from asserting such fact or circumstance in enforcing the Company's or the Executive’s rights hereunder.

4.5	Date of Termination

"Date of Termination" means (a) if the Executive's employment is terminated by the Company for Cause, or by the Executive for Good Reason, the date of receipt of the Notice of Termination or any later date specified therein, as the case may be, (b) if the Executive's employment is terminated by the Company other than for Cause or Disability, the Date of Termination shall be the date on which the Company notifies the Executive of such termination and (c) if the Executive's employment is terminated by reason of Disability, the Date of Termination shall be the date thirtieth (30) day after receipt of the written notice given to the Executive by the Company in accordance with Section 4.1(b).  The Company and the Executive shall take all steps necessary (including with regard to any post-termination services by the Executive) to ensure that any termination described in this Section 4.5 constitutes a “separation from service” within the meaning of Section 409A of the Code, and the date on which such separation from service takes place shall be the “Date of Termination.”

4.6	Resignation from All Positions

Notwithstanding any other provision of this Agreement, upon the termination of the Executive's employment for any reason, unless otherwise requested by the Board of Directors, the Executive shall immediately resign as of the Date of Termination from all positions that he or she holds or has ever held with the Patheon Group (and with any other entities with respect to which the Patheon Group has requested the Executive to perform services).  The Executive hereby agrees to execute any and all documentation to effectuate such resignations upon request by the Company, but he or she shall be treated for all purposes as having so resigned upon termination of his employment, regardless of when or whether he or she executes any such documentation.

ARTICLE 5
OBLIGATIONS OF THE COMPANY UPON TERMINATION

5.1	Good Reason; Other than for Cause

If the Company shall terminate the Executive's employment other than for Cause, death or Disability, or if the Executive shall terminate the Executive’s employment for Good Reason:

(a)
The Company shall pay, or cause to be paid, to the Executive in a lump sum in cash the sum of: (i) that portion of the Executive's Annual Base Salary earned but not previously paid through the Date of Termination; (ii) reimbursement of expenses incurred on or before the Date of Termination in accordance with Section 3.7, above; and (iii) any accrued vacation pay, in each case to the extent not theretofore paid (the sum of the amounts described in clauses (i), (ii), and (iii) shall be hereinafter referred to as the "Accrued Obligations").  The Accrued Obligations shall be paid on the regular payday following the Date of Termination.

(b)
Subject to Executive’s full compliance with Executive’s obligations pursuant to this Agreement, including but not limited to Sections 4.6, 5.3, 6 and Schedule A, the Company shall pay, or cause to be paid, to the Executive:

(i)
an amount equal to the aggregate of twelve (12) months of the Executive's Annual Base Salary, which amount is not wages for labor performed and may be withheld for any prior breach or breach during the period of such payments by Executive of his obligations in this Agreement or any applicable confidentiality, inventions assignment and return of property or similar undertaking; provided, however, that this right of setoff shall not apply to any portion of the payments due under this Section 5.1(b)(i) that are determined to be payments of nonqualified deferred compensation to which Section 409A is applicable; and

(ii)
an amount, which shall be determined in the sole discretion of the Compensation Committee exercising good faith and paid at the same time as the Company pays its incentives to management generally under the applicable plan, for the performance incentive set forth in Section 3.2 above for the annual performance period fully completed prior to the Date of Termination. For the avoidance of doubt, such incentive shall not be paid pro rata for a performance period that is not fully complete prior to the Date of Termination and shall be in accordance with the terms of the applicable incentive plan in effect at the time of termination.

Such amount in b(i)  above shall be paid in twelve (12), as the case may be) equal monthly installments, payable as of the first day of the month beginning within sixty (60) days after the Date of Termination or any later date set forth below; provided, however, if the sixty (60) day period spans two (2) calendar years, the said payments shall commence in the second calendar year.  Installments shall be made during the “short-term deferral period” following the termination of employment, as such term is defined in Section 409A of the Internal Revenue Code (the “Code”).  At the conclusion of this short-term deferral period, the installment payments shall continue to the extent that the Executive’s  remaining severance payment does not exceed two times the lesser of (i) the executive’s annual compensation or (ii) the compensation limit in effect under Section 401(a)(17) of the Code for the calendar year including the date of termination (the “Two Times Limit”); provided, however, to the extent the remaining severance payments exceed the Two Times Limit, then the installment payments which are below the Two Times Limit shall be paid to the Executive.  Any remaining severance payments which exceed the Two Times Limit shall continue to paid in installments unless (i) the Executive is a “specified employee” as defined in Section 409A of the Code at the time of his termination of employment with the Company and (ii) the deferral of further payments payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, in which case,  the Company will defer the commencement of the payment of any such payments (without any reduction in such payments ultimately paid to the Executive) until the date that is six months following his termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code). If the Executive dies during such six (6) month period, then payments shall commence within thirty (30) days after the Executive's death).  All payments to be made upon a termination of employment under this agreement may only be made upon a “separation from service” within the meaning of such term under Section 409A of the Code.

(c)
To the extent not theretofore paid or provided, the Company (or Patheon, as the case may be) shall pay or provide, or cause to be paid or provided, to the Executive any other amounts or benefits required to be paid or provided or which the Executive is eligible to receive under any plan, program, policy or practice or contract or agreement of the Patheon Group (such other amounts and benefits shall be hereinafter referred to as the "Other Benefits"), in accordance with the terms and normal procedures of each such plan, program, policy or practice or contract or agreement, based on earned, accrued or vested benefits through the Date of Termination.

If the Executive receives payments and benefits pursuant to this Section 5.1, then the Executive shall not be entitled to any other severance pay or benefits under any severance plan, program or policy of any member of the Patheon Group, unless otherwise specifically provided therein in a specific reference to this Agreement;  provided, however, in the event any payment is made, or required to be made, under any such severance plan, program or policy, then the amounts payable under this Section 5.1 shall be reduced by such amount.

5.2	Death or Disability; Cause; Other than for Good Reason

If the Executive's employment is terminated due to death, Disability or for Cause, or if the Executive voluntarily terminates his employment without Good Reason or for retirement, this Agreement shall terminate without further obligations to the Executive other than the obligation to pay to the Executive his Accrued Obligations through the Date of Termination and the Other Benefits earned, accrued, or vested through the Date of Termination, in each case to the extent not theretofore paid or provided.  All Accrued Obligations shall be paid to the Executive in accordance with Section 5.1(a) and the Other Benefits shall be paid to the Executive in accordance with Section 5.1(c).  The Company (and the Patheon Group) will have no further obligation to pay any compensation of any kind (including, without limitation, any bonus or portion of a bonus that otherwise may have become due and payable to the Executive with respect to the year in which such Date of Termination occurs), or severance payment of any kind, nor will the Company (or the Patheon Group) have any obligation to make any payment in lieu of notice.

5.3	Release

Notwithstanding anything contained herein to the contrary, the Company shall only be obligated to make the payments under Section 5.1(b) if, in addition to the other contingencies under Section 5.1(b):  (a) within the 21-day period after the Date of Termination, the Executive is presented with a general release in a form provided the the Company, the Executive executes a general release of all current or future claims, known or unknown, against the Patheon Group, its officers, directors, shareholders, limited partners, members, employees and agents arising on or before the date of the release, including but not limited to all claims arising out of the Executive's employment with the Patheon Group or the termination of such employment, and (b) the Executive does not negotiate substantially the terms of the release or revoke the release during the seven-day revocation period prescribed by the Age Discrimination in Employment Act of 1967, as amended, or any similar revocation period, if applicable.  The Company shall be obligated to provide the release to the Executive promptly following the Date of Termination.

ARTICLE 6
RESTRICTIVE COVENANTS

6.1	In General

(a)
The Executive acknowledges and agrees that the Patheon Group is a business engaged in the sale of commercial pharmaceutical manufacturing capabilities and/or pharmaceutical development services, and during the Executive’s employment, the Patheon Group’s business may expand or change (“the Patheon Group’s Business”).  Any such expansions and changes shall expand or change the Executive’s obligations under this Agreement accordingly.  The Patheon Group’s Business is international in scope and without geographical limitation and the Patheon Group has valuable business relationships within its industry throughout the world.

(b)
By virtue of the Executive’s employment by and position with the Company: (i) the Executive has or will have access to confidential and proprietary information of the Patheon Group, including valuable information about its business operations and methods and the persons with whom it does business in various locations throughout the world that is not generally known to, or readily ascertainable by, the Patheon Group’s competitors, and the Executive understands that the continued success of the Patheon Group depends upon the use and protection of a large body of confidential and proprietary information, and (ii) the Executive has specialized knowledge of, and has received or will receive specialized training in, the Patheon Group’s Business.

(c)
The Executive authorizes the Company to disclose this Agreement to Executive’s future or prospective employers along with notification of the Company’s intent to exercise all rights it has to seek enforcement of its terms.

6.2	Confidentiality Undertaking

The Executive confirms that he is bound by the provisions of the Confidentiality Undertaking covenant set out in Schedule A hereto.

6.3	Non-Compete, Non-Solicitation

(a)
 Non-Compete.  During the Executive’s employment with the Company and for one (1) year thereafter regardless of which party terminates the relationship or the reason for termination, the Executive shall not engage in any of the following activities within the Restricted Area set forth in Section 6.3(b) (except in connection with the Executive’s duties for the Company) without the express written consent of the Company:

(i)
either alone, in conjunction with or through any other person or entity, own, manage, operate or participate in the ownership, management or operation of, or be employed by or provide services to, any Competitive Business, if the Executive would have (a) responsibilities that are entirely or substantially similar to those responsibilities the Executive had during the twenty-four months before the end of the Executive’s employment with the Company; (b) responsibilities that involve activities competitive with the activities of the Patheon Group’s Business about which the Executive had access to Confidential Information during the twenty-four (24) months before the end of the Executive’s employment with the Company; or (c) responsibilities that would be likely to result in the use or disclosure of Confidential Information;

(ii)
own, finance, control, or otherwise hold a material interest in a Competitive Business, provided, however, that nothing herein shall prohibit the Executive from owning two percent (2%) or less of the publicly traded stock of a Competitive Business so long as such ownership is a non-controlling interest, passive in nature (such as through a mutual fund).

(b)
Restricted Area.  Since the Executive is in a position where the Executive is provided and has access to Confidential Information that is not geographically limited to an assigned location or territory, and because the Patheon Group’s Business as it relates to the areas set forth in this Section 6.3 is international in scope and without geographic limitation, the Restricted Area means any (a) any country; (b) any state or state equivalent within a country; and (c) any metropolitan statistical area in the world, where any member of the Patheon Group is engaged, or is planning to engage, in business that is the same as or similar to the Competitive Business, and in, for which, or in relation to which, during the twenty-four (24) month period  preceding the last day of the Executive’s employment with the Company, the Executive, or any individual under the Executive’s direct or indirect supervision, performed material duties for the Company or any member of the Patheon Group.  For the purposes of this Agreement, acts done by me outside the Restricted Area shall nonetheless be deemed to be done within the Restricted Area where their primary purpose or effect is within the Restricted Area.

(c)
Non-Solicitation of Customers. For a one (1) year period following the Executive’s termination of employment, regardless of the reason, the Executive shall not do business with, perform services for, solicit, or attempt to do any of the foregoing, for purposes of (or having the effect of) terminating, interfering with or diverting business or services from any Company or member of the Patheon Group, customers:

(i)	who are, or were at any time during the last twelve (12) months of the Executive’s employment with the Company, customers of the Company or any member of the Patheon Group; or

(ii)
who are, or were at any time during the last twelve 12 months of the Executive’s employment with the Company, prospective customers to whom the Company or any member of the Patheon Group had made proposals to do business at any time during the last year of the Executive’s employment with the Company;

and

(i)	about whom the Executive possess Confidential Information relevant to the relationship or proposed relationship; or

(ii)	who the Executive or someone for whom the Executive was responsible, solicited, negotiated with, contracted, serviced or had contact with on behalf of the Company or any member of the Patheon Group.

(d)	Non-Interference and Hiring Away of Employees and Consultants.

(i)
Non-Interference: To protect the trade secrets, workforce stability and other business interests of the Company and members of the Patheon Group, during the one (1) year period following the termination of the Executive’s employment, regardless of the reason, the Executive will not individually, or through collaboration with or by the direction or control of others, knowingly solicit, or help another person solicit, or encourage (regardless of who contacts whom first) an employee or consultant of the Company or member of the Patheon Group, that the Executive have knowledge of through the Executive’s employment with the Company, to end his or her existing relationship with the Company or member of the Patheon Group; provided, however, that nothing herein shall cover generalized solicitations for employees or consultants by use of advertisements in the media (including, without limitation, trade media) or engaging search firms to engage in solicitations so long as such efforts are not targeted or focused on the employees or consultants of the Company or Patheon Group.

(ii)
Hiring Away Employees: To protect the trade secrets, workforce stability and other business interests of the Company and members of the Patheon Group, during the one (1) year period following the termination of the Executive’s employment, regardless of the reason, the Executive will not individually, or through collaboration with or by the direction or control of others, knowingly hire away, or assist any other person or entity or any Competitive Business in hiring away an employee of the Company or member of the Patheon Group, that the Executive has knowledge of through the Executive’s employment with the Company, nor will the Executive attempt to do so; provided, however, that nothing herein shall cover generalized solicitations for employees by use of advertisements in the media (including, without limitation, trade media) or engaging search firms to engage in solicitations so long as such efforts are not targeted or focused on the employees of the Company or Patheon Group.  Unless the Executive can show otherwise by clear and convincing evidence, it shall be presumed that the former employee of the Company or member of the Patheon Group at issue has been “hired away” if at the time the individual receives an offer from the hiring party the individual is an employee of the Company or an employee of a member of the Patheon Group, or is an individual who chose to leave the employment of the Company or member of the Patheon Group within the preceding ninety (90) days.  If California law controls, the restriction provided for in this paragraph shall not apply.

(e)
If, at the time of enforcement of this Section 6.3, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the Executive agrees that they be “blue-penciled” or rewritten by the court to the extent necessary to render them enforceable.  In addition, the one (1) year time period specified in this Section 6.3 shall be tolled and shall not run during any time the Executive is in violation of Section 6.3 or period(s) of time required for legal action to enforce the provisions of this Section 6.3; provided, however, that this extension of time shall be capped so that once I have complied with the restriction for the originally proscribed length of time it shall expire.

(f)
“Competitive Business” means a any business that competes with or is intended to compete with the Company or any Patheon Group company that the Executive had involvement with or was provided Confidential Information about during the twenty-four months prior to the last day the Executive was employed by the Company.

6.4	Remedies

Because the Executive has access to Confidential Information (as defined in Schedule A), and has developed good will with customers and strategic partners, the Executive understands and agrees the Patheon Group would suffer irreparable harm from a breach of this Agreement and that money damages would not be an adequate remedy for any such breach of this Agreement.  Therefore, in the event of a breach or threatened breach of this Agreement (including Schedule A), the Patheon Group and its successors or assigns, in addition to other rights and remedies existing in their favor, shall be entitled to specific performance and/or injunctive or other equitable relief from a court of competent jurisdiction in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security) as well as court costs and reasonable attorney’s fees.

6.5	Acknowledgements

The Executive agrees and acknowledges that the promises and obligations made by the Company in this Agreement (specifically including, but not limited to, the payments and benefits provided for under Section 5.1(b) and (d) hereof) constitute sufficient consideration for the covenants contained in this Article 6 and Schedule A.  The Executive further acknowledges that it is not the Patheon Group's intention to interfere in any way with his employment opportunities, except in such situations where the same conflict with the legitimate business interests of the Patheon Group.  The Executive agrees that he will notify the Company in writing if he has, or reasonably should have, any questions regarding the applicability of this Article 6 and Schedule A.

6.6	Survival

Subject to any limits on applicability contained therein, this Article 6 and Schedule A shall survive and continue in full force in accordance with their respective terms notwithstanding any expiration or termination of this Agreement.

ARTICLE 7
GENERAL PROVISIONS

7.1	Entire Agreement

This Agreement, together with Schedule A attached hereto and incorporated herein by reference, when executed by both parties shall constitute the entire agreement pertaining to the Executive’s employment and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, pertaining to the Executive’s employment, and there are no representations, undertakings or agreements of any kind between the parties respecting the subject matter hereof except those contained herein. The recitals set forth above are incorporated herein by this reference with the same force and effect as if set forth herein as agreements of the parties.

7.2	Severability

If any provision of this Agreement is declared void or unenforceable, such provision shall be deemed severed from this Agreement to the extent of the particular circumstances giving rise to such declaration and such provision as it applies to other persons and circumstances and the remaining terms and conditions of this Agreement shall remain in full force and effect.

7.3	Representations

The Executive represents and warrants that (a) he or she is not a party to any contract, understanding, agreement or policy, whether or not written, with his current employer (or any previous employer) or otherwise, that would be breached by the Executive's entering into, or performing services under, this Agreement and (b) will not knowingly use any trade secret, confidential information, or other intellectual property right of any other party in the performance of his duties hereunder.  The Executive will indemnify, defend, and hold each member of the Patheon Group harmless, from any and all suits and claims arising out of any breach of such restrictive contracts, understandings, agreements or policies.

7.4	Notices

All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested (a return receipt shall be deemed acceptance), postage prepaid, addressed as follows:

If to the Executive, at the home address of the Executive as listed in the Company’s payroll records.

If to the Company:

James Mullen
111 Speen Street, Suite 550
Framingham, MA  01701
Attention: Chief Executive Officer

With a copy to:

Eric Sherbet
111 Speen Street, Suite 550
Framingham, MA  01701
Attention: General Counsel

or to such other address as either party shall have furnished to the other in writing in accordance herewith.  Notice and communications shall be effective when actually received by the addressee.

7.5	Withholding

The Company may withhold from any wages or other compensation and benefits payable under this Agreement all federal, state, city and other taxes or amounts as shall be determined by the Company to be required to be withheld pursuant to applicable laws, or governmental regulations or rulings. The Executive shall be solely responsible for the satisfaction of any taxes (including employment taxes) imposed on employees and penalty taxes on nonqualified deferred compensation.

7.6	Waiver

The Executive's or the Company's failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right the Executive or the Company may have hereunder, including, without limitation, the right of the Executive to terminate employment for Good Reason, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

7.7	Successors

(a)
This Agreement is personal to the Executive and is not assignable by the Executive.  This Agreement shall inure to the benefit of and be enforceable by the Executive's legal representatives.  This Agreement shall inure to the benefit of and be binding upon the Company, the other members of the Patheon Group, and their respective successors and assigns.

(b)
The Company, at its discretion, may assign this Agreement, and will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Patheon or the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

7.8	Section 409A of the Code

(a)
Although the payments and benefits provided under this Agreement are intended to be exempt from the application of, or, to the extent subject thereto, comply with, the requirements of Section 409A of the Code (“Section 409A”), the tax treatment of the payments and benefits provided under this Agreement is not warranted or guaranteed. Specifically, any taxable benefits or payments provided under this Agreement are intended to be separate payments that qualify for the “short-term deferral” exception to Section 409A to the maximum extent possible, and to the extent they do not so qualify, are intended to qualify for the involuntary separation pay exceptions to Section 409A to the maximum extent possible.  This Agreement shall be construed, administered, and governed in a manner that effects such intent.  Without limiting the foregoing, the payments and benefits provided under this Agreement may not be deferred, accelerated, extended, paid out or modified in a manner that would result in the imposition of an additional tax under Section 409A upon the Executive.

(b)
Each amount to be paid or benefit to be provided under this Agreement shall be construed as a separate identified payment for purposes of Section 409A.  To the extent required by Section 409A, each reimbursement or in-kind benefit provided under this Agreement that will not be excluded from Executive's income when received is subject to the following requirements: (i) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during each calendar year cannot affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (ii) any reimbursement of an eligible expense shall be made on or before the last day of the calendar year following the calendar year in which the expense was incurred; and (iii) the right to reimbursements or in-kind benefits under this Agreement shall not be subject to liquidation or exchange for another benefit.

(c)
Although the Company will endeavor to avoid the imposition of taxation, interest and penalties under Section 409A, the tax treatment of the benefits provided under this Agreement is not warranted or guaranteed.  Neither the Patheon Group nor its directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by the Executive or other taxpayer as a result of the Agreement.  Any reference in this Agreement to Section 409A will also include any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such Section 409A by the U.S. Department of Treasury or the Internal Revenue Service.

7.9	Governing Law.

This Agreement shall be construed and interpreted in accordance with the substantive laws of the Commonwealth of Massachusetts, without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Massachusetts or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the Commonwealth of Massachusetts. The state and federal courts located in Massachusetts shall be the exclusive forum for the adjudication of all disputes between the parties arising out of or relating to this Agreement.  Each of the parties hereby irrevocably consents to the personal jurisdiction of the federal and state courts in the State of Massachusetts with respect to any matters arising out of this Agreement and waives any and all objections and defenses to such personal jurisdiction regardless of whether such objection or defense is based upon the venue, Massachusetts’ long-arm statute, residence and/or contacts with Massachusetts, the convenience of the witnesses and/or parties, the inconvenience of the forum, or otherwise.

NOW THEREFORE, the parties below have entered into this Agreement as of the date first written above.

Patheon Pharmaceutical Services Inc.

By:	/s/ James Mullen

Name:  James Mullen

Title: Authorized Signatory

EXECUTIVE

/s/ Craig Schneier
Craig Schneier

SCHEDULE A
TO
EMPLOYMENT AGREEMENT
 WITH
Craig Schneier

CONFIDENTIALITY, INVENTIONS ASSIGNMENT AND RETURN OF PROPERTY UNDERTAKING

In consideration of Craig Schneier (the "Executive") accepting an amended and restated employment agreement between the Executive and Patheon Pharmaceutical Services Inc. (the “Company”) dated July 11, 2016 (the "Agreement") to which this Confidentiality, Inventions Assignment and Return of Property Undertaking (“Confidentiality Undertaking”) is attached as Schedule A, the Executive undertakes and covenants with the Patheon Group (as defined in the Agreement) as follows:

1.	CONFIDENTIAL INFORMATION

Executive acknowledges that all Confidential Information (defined below) is the sole and exclusive property of the Patheon Group (or a third party providing such information to the Patheon Group).  At all times during Executive’s employment and thereafter, Executive will hold in strictest confidence and will not use, disclose, copy or remove from the Patheon Group premises any Confidential Information, nor aid third parties in obtaining or using any Confidential Information, nor access or attempt to access any Patheon Group computer systems, networks or any resources or data that resides thereon, except as such use, disclosure, copying, removal or access may be required in connection with Executive’s employment and only then in accordance with applicable Patheon Group policies and procedures and solely for the Patheon Group’s benefit.  Executive further acknowledges that the applicable Patheon Group policies and procedures referenced in the preceding sentence include but are not limited to the following and apply regardless of whether or not the information is Confidential Information:  (i)  no forwarding of electronic files, data, emails or other information to home, personal or external email accounts even for the purpose of working remotely; (ii) no use of thumb drives, flash drives or other portable devices or copying methods without the express written consent of the Company; (iii) no copying of hard copy documents for removal from the worksite even for the purpose of working remotely; (iv) emails, voicemails or other communications, whether written, verbal, electronic or otherwise, sent to Executive are for his/her eyes/ears only and are not to be shared with any other employee or person, except with the express consent of the sender; and (v) violation of policies and procedures regarding Patheon Group information is grounds for immediate termination for Cause. Additionally, Executive will notify the Patheon Group of any known or suspected unauthorized use, disclosure, copying or removal of Confidential Information by others.

As used in this Agreement, “Confidential Information” means any and all facts, data or information of the Patheon Group (or of third parties providing such information to the Patheon Group) that is not known by, or generally available to the public at large, that concerns the business of the Patheon Group (or third parties providing such information to the Patheon Group) whether now existing or to be developed in the future,  and whether embodied in tangible or intangible form or merely remembered, including but not limited to trade secrets or other intellectual property; products, product plans, designs, ideas, concepts, costs, methods or policies; prices or price formulas; processes; procedures; raw materials; research, development or know-how; customer lists and information, information relating to customers, prospective partners, partners, parents, subsidiaries, affiliates and other entities; financial information; computer software (including design, programming techniques, flow charts, source code, object code, and related information and documentation); products and services; inventory lists; market and/or product research and development data; business strategies and methodologies, strategic or business plans, training manuals and methodologies; employee phone and address lists, personnel data, incentive packages, compensation data and employee performance data; and all other information of any kind or character relating to the development, improvement, manufacture, sale, or delivery of products or services by the Patheon Group.

If Executive is required to disclose Confidential Information pursuant to a court order or such disclosure is necessary to comply with applicable law or defend against claims, Executive shall: (i) notify the Company promptly before any such disclosure is made; (ii) at the Company's request and expense take all reasonably necessary steps to defend against such disclosure, including defending against the enforcement of the court order, other government process or claims; and (iii) permit the Patheon Group to participate with counsel of its choice in any related proceeding.

2.	INVENTIONS

a.
Inventions.  Subject to paragraph 2 b., Executive agrees that all right, title, and interest in and to (i) all discoveries, designs, ideas, works of authorship, and inventions created, conceived, reduced to practice, or otherwise developed, in whole or in part, by Executive, whether jointly or individually, during Executive’s employment or within three years following termination of employment for any reason whatsoever; (ii) all improvements, modifications, and derivative works to and of any of the foregoing in (i); and (iii) all patent, copyright, trademark, trade secret and other intellectual property rights in any of the foregoing in (i) and (ii) (all the foregoing in (i)-(iii), collectively, the "Inventions") will be owned solely and exclusively by the Company.  Without limiting the foregoing, all copyrightable subject matter included in the Inventions shall constitute “work made for hire” under applicable copyright law.  Executive will:

(i)	promptly and fully disclose and describe, in detail satisfactory to the Company, all such Inventions in writing to the Company;

(ii)
irrevocably and unconditionally assign, and Executive does hereby irrevocably and unconditionally assign, to the Company, without further compensation or other consideration, any and all of Executive’s rights, title and interest in and to the Inventions, including without limitation (1) all rights to collect royalties for any use, and pursue remedies for any infringement, misappropriation, or other violation, thereof and (2) all applications for letters of patent, copyright registrations, trademark, service mark, and trade dress registrations, and  industrial design or other forms of protection granted for the Inventions throughout the world;

(iii)
deliver promptly to the Company, upon request and in the form and manner prescribed by the Company (without charge to the Company but at the Company's expense), including without limitation Executive’s notarized signature in execution of, the written instruments described in paragraph b. and perform all other acts deemed necessary by the Company to obtain and maintain the instruments and to transfer all rights and title thereto to the Company in accordance with this Agreement; and

(iv)	promptly render all assistance that may be required by the Company to enable it to protect or exploit the Inventions in any country of the world.

In addition, Executive does hereby waive and agree never to assert any rights in the Inventions, and any part or parts thereof, that are not susceptible of assignment by Executive under applicable law, including, but not limited to, any moral rights or the right to the integrity or attribution of the Inventions, or any other right to be associated with the Inventions as its author, inventor, or user by name or under a pseudonym or the right to remain anonymous.

b.	Excluded Inventions. The provisions of paragraph 2 a. will not apply to Inventions which fulfill all of the following criteria:

(i)	Inventions for which no equipment, supplies, facility or Confidential Information belonging to the Company were used; and

(ii)	Inventions that do not relate to the business of the Company or to the Company's actual or demonstrably anticipated processes, research or development; and

(iii)	Inventions that do not result from any work performed by Executive for the Company.

3.	RETURN OF COMPANY PROPERTY

Upon the Company’s request and, in any event, upon the cessation of Executive’s employment with the Company, Executive will return to the Company all Confidential Information in Executive’s possession or control, along with all Company property, including but not limited to keys, pass cards, identification cards, computer hardware and software, manuals, passwords, customer lists, sales records, business plans, any data concerning customers of the Company, brochures of the Company and of any competitor, all corporate records, policy handbooks, receipts, documents, records, files and other documents in whatever form they exist, whether electronic, hard copy or otherwise, and all copies, notes or summaries thereof.  Any and all such documents contained on Executive’s personal computer or devices shall be printed, delivered to the Company and thereafter deleted from the personal computer/device.  These documents and items must be returned whether in Executive’s possession, work area, home, vehicle or in the wrongful possession of any third party with Executive’s knowledge or acquiescence, and whether prepared by the Company or any other person or entity.

I HAVE READ THIS AGREEMENT CAREFULLY AND UNDERSTAND ITS TERMS.

/s/ Craig Schneier	July 11, 2016
Executive’s Signature	Date:

Craig Schneier
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